Exhibit 99.2

Telesat Canada Announces Tender Offer and Consent Solicitation for Certain of its Outstanding Notes

OTTAWA, CANADA, April 30, 2012 – Telesat Canada (“Telesat”), a wholly-owned subsidiary of Telesat Holdings Inc. (“Holdings”), announced today the launch of a cash tender offer and consent solicitation with respect to any and all of its outstanding 11.0% Senior Notes due 2015 (the “Senior Notes”) issued under an indenture dated as of June 30, 2008 (the “Senior Indenture”).

Information with respect to the Senior Notes and other information pertaining to the tender offer and consent solicitation are set forth below:

Security ...................................................	11.0% Senior Notes due November 1, 2015
CUSIP......................................................	87952V AE6
Outstanding Principal Amount(1)..............	$692,825,000
Consent Date...........................................	5:00 p.m., New York City time, May 11, 2012
Tender Offer Consideration(2) .................	$1,030.00
Consent Payment(3) ................................	$30.00
Total Consideration(3) .............................	$1,060.00

(1)   As of April 30, 2012.

(2)   For each $1,000 principal amount of Senior Notes, excluding accrued but unpaid interest thereon, which unpaid interest will be paid in addition to the Tender Offer Consideration or the Total Consideration, as applicable.

(3)   For each $1,000 principal amount of Senior Notes tendered prior to the Consent Date, excluding accrued but unpaid interest thereon, which unpaid interest will be paid in addition to the Tender Offer Consideration or the Total Consideration, as applicable.  The Total Consideration includes the Consent Payment.

In connection with the tender offer, Telesat is soliciting the consent of the holders of the Senior Notes to proposed amendments to the Senior Indenture (the "Proposed Amendments"). The principal purpose of the consent solicitation and the Proposed Amendments is to eliminate substantially all of the restrictive covenants, eliminate or modify certain events of default and eliminate or modify certain other provisions contained in the Senior Indenture. In order for the Proposed Amendments to be effective with respect to the Senior Notes, holders of at least a majority of the outstanding aggregate principal amount of the Senior Notes (excluding, for purposes of establishing such majority, Senior Notes beneficially owned by Telesat or its affiliates) must consent to the Proposed Amendments. Holders who tender Senior Notes are obligated to consent to the Proposed Amendments and holders may not deliver consents without tendering the Senior Notes.

Each holder who validly tenders Senior Notes and delivers consents to the Proposed Amendments prior to 5:00 p.m., New York City time, on May 11, 2012, unless such time is extended by Telesat (the “Consent Date”), will receive, if such Senior Notes are accepted for purchase pursuant to the tender offer, the total consideration of $1,060.00, which includes $1,030.00  as the tender offer consideration and $30.00 as a consent payment. In addition, accrued interest up to, but not including, the payment date of the Senior Notes will be paid in cash on all validly tendered and accepted Senior Notes.

The tender offer is scheduled to expire at 12:00 midnight, New York City time, on (and at the end of) May 25, 2012, unless extended (the "Expiration Date”). Tendered Senior Notes may be withdrawn and consents may be revoked at any time prior to the Consent Date but not thereafter. Holders who validly tender Senior Notes and deliver consents after the Consent Date will receive only the tender offer consideration and will not be entitled to receive a consent payment if such Senior Notes are accepted for purchase pursuant to the tender offer.

Telesat reserves the right, at any time or times following the Consent Date but prior to the Expiration Date, to accept for purchase all the Senior Notes (such time, the “Early Acceptance Time"), validly tendered prior to the Early Acceptance Time. If Telesat elects to exercise this option, it will pay the total consideration for the Senior Notes accepted for purchase at the Early Acceptance Time on such date (the “Early Payment Date”) promptly following the Early Acceptance Time. Also on the Early Payment Date, Telesat will pay accrued and unpaid interest up to, but not including, the Early Payment Date on the Senior Notes accepted for purchase at the Early Acceptance Time. Telesat currently expects that the Early Payment Date will be May 14, 2012.

Subject to the terms and conditions of the tender offer and the consent solicitation, Telesat will, promptly after the Expiration Date, accept for purchase all the Senior Notes (such time, the “Final Acceptance Time”), validly tendered and not revoked prior to the Expiration Date (or if Telesat has exercised its early purchase option described above, all the Senior Notes validly tendered after the Early Acceptance Time and prior to the Expiration Date). Telesat will pay the total consideration or tender offer consideration, as the case may be, for the Senior Notes accepted for purchase at the Final Acceptance Time on a date (such date, the “Final Payment Date”) promptly following the Final Acceptance Time. Also on the Final Payment Date, Telesat will pay accrued and unpaid interest up to, but not including, the Final Payment Date on the Senior Notes accepted for purchase at the Final Acceptance Time. Telesat currently expects that the Final Payment Date will be May 29, 2012. The consummation of the tender offer and the consent solicitation is conditioned upon, among other things, (i) the issuance of an aggregate principal amount of new debt financing acceptable to Telesat in its sole discretion, with terms (including economic terms) acceptable to Telesat in its sole discretion, to permit the closing of the tender offer, consent solicitation, the repurchase or redemption of the Senior Notes, in the event that any Senior Notes are not purchased pursuant to the tender offer, and related transactions, and the availability of proceeds from the issuance of the debt financing necessary to pay the applicable total consideration and interest to the Early Payment Date or the Final Payment Date, as the case may be, for validly tendered Senior Notes and/or to redeem Senior Notes, in the event that any Senior Notes are not purchased pursuant to the tender offer (including any applicable premiums and fees and expenses), and (ii) the receipt of the consents of holders of at least a majority of the outstanding aggregate principal amount of the Senior Notes (excluding Senior Notes beneficially owned by Telesat or its affiliates) to the Proposed Amendments, and the execution of the supplemental indenture giving effect to the Proposed Amendments.

If any of the conditions are not satisfied, Telesat may terminate the tender offer and return tendered Senior Notes. Telesat has the right to waive any of the conditions to the consummation of the tender offer and to consummate the tender offer and the consent solicitation. In addition, Telesat has the right, in its sole discretion, to terminate the tender offer and/or the consent solicitation at any time, subject to applicable law.

This announcement shall not constitute an offer to purchase or a solicitation of an offer to sell any securities. The complete terms and conditions of the tender offer and consent solicitation are set forth in an Offer to Purchase and Consent Solicitation Statement dated April 30, 2012 and the related Consent and Letter of Transmittal (the “Offer Documents”) that are being sent to holders of the Senior Notes. The tender offer and consent solicitation are being made only through, and subject to the terms and conditions set forth in, the Offer Documents and related materials.

The Dealer Managers for the tender offer and the solicitation agents for the consent solicitation are J.P. Morgan, Credit Suisse  and Morgan Stanley. Questions regarding the tender offer or consent solicitation may be directed to J.P. Morgan at (800) 245-8812 (toll-free) or at (212) 270-1200 (collect), to Credit Suisse at (800) 820–1653 (toll free) or at (212) 325-2476, and Morgan Stanley at (800) 624-1808 or at (212) 761-1057.

i-Deal LLC (“IPREO”) is the Information Agent for the tender offer and consent solicitation.  Requests for the Tender Offer Documents may be directed to IPREO at (212) 849-5000 (for brokers and banks) or (888) 593-9546 (for all others). Continental Stock Transfer & Trust Company is the Depositary for the tender offer and consent solicitation. You may contact the Depositary at (212) 509-4000 ext. 536.

None of Telesat, its board of directors, the trustee under the Senior Indenture, the Depositary, the Information Agent, the Dealer Managers or any of their respective affiliates makes any recommendation to the Holders as to whether to tender or refrain from tendering all or any portion of the Senior Notes or as to whether they should furnish the requested consents or withhold such consents with respect to all or any portion of their Senior Notes. Holders must decide whether to tender Senior Notes and furnish or withhold consents and, if tendering, the amount of Senior Notes to tender. Holders of the Senior Notes should read carefully the Tender Offer Documents and related materials before any decision is made with respect to the tender offer and consent solicitation.

Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact and are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this news release, the words “will”, “may”, “expects”, “conditioned upon”, “would” or other variations of these words or other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of Telesat’s known risks and uncertainties is included in the “Risk Factors” section of Telesat’s Annual Report for the fiscal year ended December 31, 2011, filed with the United States Securities and Exchange Commission (SEC) on February 22, 2012, as well as Telesat’s quarterly reports on Form 6-K and other filings with the SEC. This filing can be obtained on the SEC’s website at http://www.sec.gov. Known risks and uncertainties include but are not limited to: risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, volatility in exchange rates and risks associated with domestic and foreign government regulation. The foregoing list of important factors is not exhaustive. The information contained in this news release reflects Telesat’s beliefs, assumptions, intentions, plans and expectations as of the date of this news release. Except as required by law, Telesat disclaims any obligation or undertaking to update or revise the information herein.

About Telesat (www.telesat.com)

Telesat is a leading global fixed satellite services operator providing reliable and secure satellite-delivered communications solutions worldwide to broadcast, telecom, corporate and government customers. Headquartered in Ottawa, Canada, with offices and facilities around the world, Telesat’s state-of-the-art fleet consists of 12 satellites and the Canadian Ka-band payload on ViaSat-1, plus one satellite preparing for launch and another under construction. Telesat also manages the operations of additional satellites for third parties.  Privately held, Telesat’s principal shareholders are Canada’s Public Sector Pension Investment Board and Loral Space & Communications Inc. (NASDAQ: LORL).

For further information:

            Michael Bolitho, Telesat, +1 (613) 748-8700 ext. 2336 (ir@telesat.com)